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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-67713

MAR 0 1 2021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING___01/01/20___ AND ENDING___12/31/20___

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZELMAN PARTNERS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

27101 E. OVIATT ROAD, SUITE 14

(No. and Street)

BAY VILLAGE	OH	44140
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN H. WANK   (212) 993-5844

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANVILLE & COMPANY

(Name – *if individual, state last, first, middle name*)

1514 OLD YORK ROAD	ABINGTON	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, STEPHEN H. WANK _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ZELMAN PARTNERS LLC _____ , as

of DECEMBER 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

PRINCIPAL FINANCIAL OFFICER

Title

_____ Notary Public

KIMBERLY GRAY
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
01-12-2024
Recorded in
Geauga County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- N/A ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- N/A ☐ (d) Statement of Changes in Financial Condition.
- N/A ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A ☐ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- N/A ☐ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Zelman Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as Zelman Partners, LLC's auditor since 2013.
Abington, Pennsylvania
February 24, 2021

Zelman Partners, LLC
TABLE OF CONTENTS
December 31, 2020

ZELMAN PARTNERS, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$ 5,871,988
Commissions receivable	3,274
Accounts receivable	879,250
Prepaid expenses	23,255
Furniture and equipment – at cost - $212,695	
less accumulated depreciation and amortization of $212,695	0
Other assets	1,857
Total assets	$ 6,779,624

Liabilities and Member's Equity

Liabilities	
Due to parent	$ 1,972,465
Subordinated interest payable	41,686
	2,014,151
Commitments, contingencies and guarantees:	
Subordinated borrowings	2,000,000
Total liabilities	4,014,151
Member's equity	2,765,473
Total liabilities and member's equity	$ 6,779,624

The accompanying notes are an integral part of these financial statements.

ZELMAN PARTNERS, LLC

Notes to Financial Statements

December 31, 2020

1. **Organization**

   Zelman Partners, LLC ("the Company") is a wholly owned subsidiary of Zelman Holdings, LLC, (the Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and various states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority ("FINRA").

   The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company:

   Nature of Business – The Company and Zelman & Associates (Associates), an affiliated company through common ownership, are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory.

   The Company and Associates receive soft dollar and hard dollar payments from their customers or soft dollar brokers, in which the customer will buy research data based on a subscription agreement. The soft dollar and hard dollar revenue is recognized in accordance with the subscription agreement.

   Associates and the Company have a distribution agreement wherein Associates produces the research and the Company distributes the research to clients who pay via trading commissions.

   For investment banking services that are contingent fee based services, revenue is recorded upon the closing of the transaction. For investment banking services that are related to an offering, revenue is earned and recorded when the related offering is closed, net of estimated related expense. Investment banking revenue includes sales concessions, which are recorded on the trade date.

   Cash – The Company includes as cash amounts invested in money market funds.

   At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

ZELMAN PARTNERS, LLC

Notes to Financial Statements (Continued)

December 31, 2020

---

2. Summary of Significant Accounting Policies (Continued)

Receivables and Credit Policies - The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2020, all commissions were considered collectible and no allowance was necessary.

Prepaid Expenses – At December 31, 2020, the Company has $23,255 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

Depreciation – Depreciation and amortization of property and equipment are provided by the use of the double declining balance method over the following estimated useful lives of the assets:

Office equipment   5 – 7 years

Income Taxes – The Company is a single member limited liability company and therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2020, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2017.

Commissions – Commissions, brokerage, and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

ZELMAN PARTNERS, LLC

Notes to Financial Statements (Continued)

December 31, 2020

---

2.   **Summary of Significant Accounting Policies (Continued)**

Subsequent events – Management has evaluated the impact of all subsequent events through February 24, 2021, the date the financial statements were available to be issued and has determined that no additional subsequent events require disclosure in these financial statements.

Public Health Emergency – On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International concern" and on March 11, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company.

3.   **Related Parties**

The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company and Associates for the actual share of the expenses.

At December 31, 2020, the due to Parent liability of $1,972,465 related to expenses under the Agreement.

4.   **Subordinated Borrowings and Subordinated Interest**

During January, 2020, the Company borrowed $2,000,000 from a related party as a temporary subordinated note due 45 days after the borrowing date including interest at 5.75%. In February, 2020, the Company repaid the temporary subordinated note including the accrued interest of $6,932.

During July, 2020, the Company borrowed $2,000,000 from a related party as a subordinated note due 365 days after the borrowing date including interest at 4.25%.

During November, 2020, the Company borrowed $15,000,000 from a related party as a temporary subordinated note due 45 days after the borrowing date including interest at 4.25%. In December, 2020, the Company repaid the temporary subordinated note including the accrued interest of $24,452.

At December 31, 2020, subordinated interest payable of $41,686 consisted of the current year's interest expense on the subordinated note of $2,000,000 obtained in July, 2020.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.   To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

5. **Net Capital Provision Rule 15c3-1**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $3,774,110, which was $3,612,612 in excess of its required net capital of $131,498.

In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2020, the ratio was 0.53 to 1.

6. **Exemption from Rule 15c3-3**

The Company's activities are either considered exempt under 15c3-3(k)(2)(ii) or are activites considered to be conducted by a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.